

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   July 20, 2016

Via E-mail
Peter Ganz
Senior Vice President, General Counsel and Secretary
Ashland Inc.
50 E. RiverCenter Boulevard
P.O. Box 391
Covington, KY 41012

   Re: Valvoline Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed July 12, 2016
     File No. 333-211720

Dear Mr. Ganz:

  We have reviewed your response letter and the above-referenced filing, and have the following comments.

Use of Proceeds, page 35

1. Please note that once you have included completed pro forma information and related disclosures we will need sufficient time to review such information and may have additional comments based on your compliance with Article 11 of Regulation S-X, as well as the transparency of disclosure relating to your use of proceeds and pro forma capitalization.

Management's Discussion and Analysis, page 52
Results of Operations- Combined Review, page 57
Non-GAAP Performance Metrics, page 57

2. We have read your response to comment 12 in our letter dated June 27, 2016. Please expand your disclosure to quantify the actual and expected returns on pension plan assets you discuss on page 58 or to include a cross-reference to the page(s) where the information can be located.

Executive Compensation, page 107
Summary Compensation Table, page 132

3. We note your supplemental response to comment 14 of our letter dated June 27, 2016. Given that Ashland is spinning off its Valvoline segment, and that your named executive officers each providing services to Valvoline prior to the spin-off and will continue to

provide similar services after the spin-off, we continue to believe that you should provide historical compensation disclosure for your named executive officers. Please revise your disclosure accordingly.

You may contact Tracie Mariner, Staff Accountant at 202-551-3744 or Terence O'Brien, Accounting Branch Chief at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or Craig Slivka, Special Counsel at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: <u>Via E-mail</u>
        Andrew Pitts
        Cravath, Swaine & Moore LLP